NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON TUESDAY, JUNE 10, 2008

NOTICE IS GIVEN THAT the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Birch Room of the 5 Calgary Downtown Suites Hotel, 618 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, June 10, 2008 at 10:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the financial statements of the Trust for the year ended December 31, 2007 and the auditors’ report thereon;

2.

to appoint the auditors for the Trust for the ensuing year and to authorize the board of directors of Enterra Energy Corp. (“Enterra”) to fix their remuneration as such;

3.

to set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at four;

4.

to elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed; and

5.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular dated May 1, 2008, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2007, including the auditors’ report thereon, are included in the Trust’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@enterraenergy.com.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on April 28, 2008 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Dated May 1, 2008.

By order of the board of directors of Enterra Energy Corp., administrator of Enterra Energy Trust
Signed “Peter Carpenter”
Peter Carpenter
Chairman